Exhibit 12.1

Ratio of Earnings to Fixed Charges

(Dollar Amounts in Thousands)

	For the years ended December 31,
	2016	2015	2014	2013	2012
Fixed Charges:
Interest Expense	$30,019	$33,766	$29,281	$21,886	$9,808
Capitalized Interest	935	4,671	9,999	6,570	7,036

Total	30,954	38,437	39,280	28,456	16,844

Earnings:
Pre-Tax Income	$(90,353)	$(292,164)	$28,249	$14,402	$(130,443)
Fixed Charges	30,954	38,437	39,280	28,456	16,844
Less:
Capitalized Interest	(935)	(4,671)	(9,999)	(6,570)	(7,036)
Total	(60,334)	(258,398)	57,530	36,288	(120,635)

Ratio (1)	N/A	N/A	1.46	1.28	N/A

(1) For the years ended December 31, 2016, December 31, 2015 and December 31, 2012, the Company recognized non-cash ceiling test write-downs of its oil and gas properties totaling $40.3 million, $266.6 million and $137.1 million, respectively. As a result, during 2016, 2015 and 2012, earnings were insufficient to cover fixed charges by $91.3 million, $296.8 million and $137.5 million, respectively, and therefore no ratio is shown.